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                               June 24, 2020

       Frank Igwealor
       Chief Executive Officer
       Givemepower Corporation
       370 Amapola Ave., Suite 200A
       Torrance, CA 90501

                                                        Re: Givemepower
Corporation
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed June 12, 2020
                                                            File No. 000-31006

       Dear Mr. Igwealor:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment 1 to Form 10

       General

   1. Please tell us of your plans to bring the company's filing current under the '34 Act prior to going effective on this
Form 10. We note you have not included the required financial information for the
three months ended March 31, 2020. Refer to Rule 8-08 of Regulation
                                                        S-X.
   2. We partially reissue comment 8. Please include disclosure of the material terms of the line of credit in
the registration statement and clarify whether the term has been extended.
   3. We note your discussion with Investment Management regarding comment 1 and that you will be providing
additional information to address their concerns. Please revise the disclosure to provide
the additional information.
 Frank Igwealor
Givemepower Corporation
June 24, 2020
Page 2
Givemepower Corporation is Not an Investment Company under the 1940 Act, page 4

4. We note the references to Cannabinoid Biosciences, Inc. Please clarify the relationship between your company and Cannabinoid Biosciences or remove the references.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



FirstName LastNameFrank Igwealor                             Sincerely,
Comapany NameGivemepower Corporation
                                                             Division of
Corporation Finance
June 24, 2020 Page 2                                         Office of Real
Estate & Construction
FirstName LastName